UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September 2003


                           DEUTSCHE BANK CORPORATION

                (Translation of Registrant's Name Into English)

                       DEUTSCHE BANK AKTIENGESELLSCHAFT
                                TAUNUSANLAGE 12
                            60325 FRANKFURT am MAIN
                                    GERMANY

                   (Address of Principal Executive Offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X     Form 40-F


             Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No   X

DEUTSCHE BANK ANNOUNCES NEW SHARE BUY-BACK PROGRAMME

CONFIRMS 25 PER CENT RETURN ON EQUITY TARGET


      Frankfurt am Main, 4 September 2003 - Deutsche Bank today announced the launch of a new share buy-back programme of up to 58 million shares (representing 10% of shares issued) by September 2004.

      The programme is based on authorisation given by its shareholders at the Annual General Meeting and will be implemented systematically. Shares will be acquired through direct purchases in the spot market and through the sale of put options. The programme will be funded from current earnings and by further reducing risk-weighted assets. The bank intends to use the repurchased shares both to reduce its share capital and service possible equity-based compensation programmes.

      All transactions within the scope of this buy-back programme will be managed in such a way that Deutsche Bank's core capital ratio remains at the upper end of the communicated target band of 8 - 9 per cent. The bank will publish information regularly on the progress of the share buy-back programme.

      In  addition,  Josef  Ackermann,  Spokesman  of  the  Board  of  Managing
Directors and Chairman of the Group Executive Committee, will confirm at an investor conference the bank's target pre-tax return-on-equity of 25 per cent in the medium term. This improved performance will be driven by the profitable growth of the bank's core businesses and by continuing the successful cost reduction programme.

                               *   *   *   *   *

FORWARD-LOOKING STATEMENTS CONTAIN RISKS

      This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

      By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      DEUTSCHE BANK AKTIENGESELLSCHAFT


Date: September 4, 2003

                           By: ___/s/  Krekeler__________________
                           Name: Hans-Dirk Krekeler
                           Title:Global Co-Head of Legal


                           By: ___/s/  M. Otto__________________
                           Name: Mathias Otto
                           Title:Senior Counsel